FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

PRESS RELEASE 1H 2014

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2014

Highlights for the Period

SUMMARY

➢  Net earnings attributable to Endesa Chile’s controlling shareholders reached Ch$ 92,737 million declining 7% when compared to June 2013. This was mainly due to a higher cost of energy purchases, mostly in Chile and a greater negative exchange difference effect.

➢  Electricity sales declined 1% to 26,877 GWh mainly due to lower physical sales in Colombia and Argentina.

➢  Net electricity generation dropped 3% reaching 23,352 GWh, primarily due to less thermal generation in Chile related to the shutdown of Bocamina II operations and lower thermal power generation dispatch in Argentina, which was partially compensated by greater hydro generation in Argentina and higher thermal generation in Peru.

➢  Operating revenue increased 12% reaching Ch$ 1,137,127 million as a consequence of a higher average electricity sales price expressed in Chilean pesos, particularly in Colombia, Chile and Peru along with the full consolidation of GasAtacama’s Ch$ 24,481 operating revenue.

➢  Procurement and services costs increased 13% to Ch$ 602,407 million, mainly explained by the greater cost of electricity purchases in Chile and higher transportation and other services costs in Chile, Peru, and Colombia.

➢  Given the aforementioned factors, consolidated EBITDA increased 11% as of June 2014, reaching a total Ch$ 422,582 million.

➢  Net financial expenses reached Ch$ 81,459 million, increasing 24% when compared to the previous period, mainly due to a greater exchange rate difference expense in Chile and Argentina.

➢  Income from shareholdings in associate companies declined 42% to Ch$ 34,819 million, mainly explained by lower net income of both Endesa Brasil and GasAtacama.

➢  On April 22, 2014 Endesa Chile acquired an additional 50% stake in Inversiones Gas Atacama Holding Ltd. (GasAtacama). As a result of this transaction, GasAtacama became part of the Group's consolidation perimeter.

➢  Additionally, during the first half of 2014 Endesa Chile began the construction of the pass-through hydro power plant, Los Condores, with 150 MW of installed capacity located in the Maule region in Chile.

PRESS RELEASE 1H 2014

FINANCIAL SUMMARY

➢  Consolidated debt as of June 2014 reached US$ 4,405 million, increasing 11.3% when compared to June 2013.

➢  The average interest rate, significant cost component, remained at 7.7% when compared to June 2013.

➢  Financial expenses coverage ratio decreased from 5.36 to 4.74 times mainly due to greater negative exchange rate differences.

➢  Liquidity, a critical factor in our financial management, continues to stand in a solid position:

•         Consolidated committed credit lines: US$ 495 million.

•         Consolidated uncommitted credit lines: US$ 344 million.

•         Consolidated Cash and cash equivalents: US$ 441 million.

•         Consolidated Cash and cash equivalents + >90 days cash investments on a consolidated basis: US$ 581 million.

PRESS RELEASE 1H 2014

TABLE OF CONTENTS

CONSOLIDATED INCOME STATEMENT ANALYSIS	4
NET INCOME	4
OPERATING INCOME	4
ANALYSIS BY COUNTRY	5
CHILE	5
ARGENTINA	5
COLOMBIA	6
PERU	6
NET FINANCIAL RESULT	6
OTHER RESULTS AND TAXES	7
CONSOLIDATED BALANCE SHEET ANALYSIS	8
ASSETS	8
LIABILITIES AND SHAREHOLDER’S EQUITY	9
EVOLUTION OF KEY FINANCIAL RATIOS	10
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	11
CAPEX AND DEPRECIATION	11
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	12
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	16

PRESS RELEASE 1H 2014

Consolidated Income Statement Analysis

Net Income

Income attributable to the controlling shareholders of Endesa Chile as of June 30, 2014 was a Ch$ 92,737 million profit, compared to Ch$ 100,115 million profit booked for the previous period, representing a 7% decrease.

A comparison of each item within the income statement is presented below:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	1H 2014	1H 2013	Chg	Chg %
REVENUES	1,137,127	1,015,796	121,331	12%
Sales	1,105,950	1,004,213	101,737	10%
Other operating revenues	31,177	11,583	19,594	169%
PROCUREMENT AND SERVICES	(602,407)	(532,591)	(69,816)	13%
Energy purchases	(229,242)	(136,274)	(92,968)	68%
Fuel consumption	(211,817)	(269,514)	57,697	(21%)
Transportation expenses	(131,718)	(107,826)	(23,892)	22%
Other variable costs	(29,630)	(18,977)	(10,653)	56%
CONTRIBUTION MARGIN	534,720	483,205	51,515	11%
Other work performed by entity and capitalized	10,952	9,042	1,910	21%
Employee benefits expense	(64,874)	(61,440)	(3,434)	6%
Other fixed operating expenses	(58,216)	(48,411)	(9,805)	20%
GROSS OPERATING INCOME (EBITDA)	422,582	382,396	40,186	11%
Depreciation, Amortization	(96,800)	(93,856)	(2,944)	3%
Reversal of impairment profit	(428)	38	(466)	(1226%)
OPERATING INCOME	325,354	288,578	36,776	13%
NET FINANCIAL EXPENSE	(81,459)	(65,557)	(15,902)	24%
Financial income	7,669	5,743	1,926	34%
Financial costs	(68,195)	(71,939)	3,744	(5%)
Gain (Loss) for indexed assets and liabilities	2,389	(164)	2,553	1557%
Foreign currency exchange differences, net	(23,322)	803	(24,125)	(3004%)
OTHER NON-OPERATING RESULTS	57,146	62,987	(5,842)	(9%)
Share of profit (loss) of associates accounted for using the equity method	34,819	59,655	(24,836)	(42%)
Net Income From Other Investments	22,316	816	21,500	2635%
Net Income From Sale of Assets	11	2,516	(2,505)	(100%)
NET INCOME BEFORE TAXES	301,041	286,008	15,032	5%
Income Tax	(82,887)	(90,240)	7,353	(8%)
NET INCOME	218,154	195,768	22,386	11%
Owners of parent	92,737	100,115	(7,378)	(7%)
Non-controlling interest	125,417	95,653	29,764	31%
Earning per share (Ch$ /share)	11.3	12.2	(0.9)	(7%)

Operating Income

As of June 2014, operating income reached Ch$ 325,354 million, a 13% increase when compared to Ch$ 288,578 million reported for the previous year.

This better result was mainly explained by Ch$ 121,331 million greater operating revenues due to a higher average electricity sales price expressed in Chilean pesos and Ch$ 57,697 million lower fuel consumption costs, along with the change to full consolidation of GasAtacama amounting to Ch$ 24,481 million. The aforementioned was partially offset by Ch$ 92,968 greater electricity purchase costs, Ch$ 23,892 higher transportation costs and Ch$ 10,653 greater other procurement and services costs.

Endesa Chile’s EBITDA, or gross operating income, increased 11% when compared to the previous period, reaching Ch$ 422,582 million, not including the Ch$ 26,484 million profit of Endesa Brasil, which was accounted using the equity method.

PRESS RELEASE 1H 2014

To summarize, Endesa Chile and its subsidiaries revenues, costs and operating income per country for the periods ending June 30, 2014 and 2013, are shown below:

COUNTRY	Chile		Argentina		Colombia		Peru		Consolidated
(Million Ch$)	1H 2014	1H 2013	1H 2014	1H 2013	1H 2014	1H 2013	1H 2014	1H 2013	1H 2014	1H 2013
Operating Revenues	556,822	425,201	51,719	149,843	360,388	310,346	168,288	130,643	1,137,127	1,015,796
% of consolidated	49%	42%	5%	15%	32%	31%	14%	12%	100%	100%
Operating Costs	(532,208)	(371,765)	(35,170)	(146,643)	(142,434)	(131,299)	(102,051)	(77,748)	(811,773)	(727,218)
% of consolidated	66%	51%	4%	20%	18%	18%	12%	11%	100%	100%
Operating Income	24,614	53,436	16,549	3,200	217,954	179,047	66,237	52,895	325,354	288,578

Revenues, costs and operating income per subsidiary of Endesa Chile, for the period ending June 30, 2014 and 2013, are shown below:

		1H 2014			1H 2013
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Costanera	36,516	(27,433)	9,083	133,089	(134,866)	(1,777)
El Chocon	15,254	(7,747)	7,507	16,821	(11,570)	5,251
Investment Vehicles in Argentina and Consolidation Adjustments	(51)	10	(41)	(68)	(207)	(275)
Edegel	152,978	(95,127)	57,851	117,034	(77,141)	39,893
Investment Vehicles in Peru and Consolidation Adjustments	15,310	(6,924)	8,386	13,610	(607)	13,003
Emgesa	360,397	(142,465)	217,932	310,338	(131,329)	179,009
Investment Vehicles in Colombia and Consolidation Adjustments	(9)	31	22	8	30	38
Consolidation Foreign Subsidiaries Adjustments	(90)	90	-	(237)	237	-
Endesa Chile and Chilean subsidiaries	556,822	(532,208)	24,614	425,201	(371,765)	53,436
Total Consolidation	1,137,127	(811,773)	325,354	1,015,796	(727,218)	288,578

Analysis by Country

CHILE

Operating income of operations in Chile recorded a 54% reduction reaching a total of Ch$ 24,614 million, while EBITDA dropped 28% to Ch$ 71,830 million as of June 2014. This weaker result of the business in Chile was a consequence of Ch$ 92,490 million higher electricity purchase costs due to greater physical purchases in the spot market (+1,075 GWh), Ch$ 41,995 million higher fuel consumption costs due to greater gas fueled generation of open cycle power plants and Ch$ 16,367 million higher transportation costs.

The above was partly compensated by a Ch$ 131,621 million increase in operating revenue resulting from greater physical sales and a higher average electricity sales price expressed in Chilean pesos, coupled with the change to full consolidation of GasAtacama representing Ch$ 24,481 million.

ARGENTINA

Operating income in Argentina increased Ch$ 13,348 million to reach Ch$ 16,549 during this period, and EBITDA reached Ch$ 25,569 million as of June 2014 compared to Ch$ 12,893 the previous period. This improved performance includes Ch$ 13,389 million in revenue related to Endesa Costanera’s combined cycle availability contract and lower electricity purchase costs, offset by lower electricity sales revenue mainly due to lower physical sales to free customers.

Our subsidiary Endesa Costanera went from a Ch$ 1,777 million operating loss in 2013 to a Ch$ 9,083 million profit as of June 2014, as a consequence of the increase in revenue mainly related to the availability contract signed with the regulator as previously mentioned, in addition to Ch$ 5,079 million lower transportation costs and energy purchases. The aforementioned was partially offset by lower energy sales revenue mainly explained by lower thermal generation and a lower average electricity sales price when expressed in Chilean pesos.

PRESS RELEASE 1H 2014

Operating income of El Chocon reached Ch$ 7,507 million, representing a 43% increase when compared to June 2013, basically explained by a Ch$ 2,978 million reduction of electricity purchase costs and Ch$ 861 million lower other variable procurement and services costs. This was partially offset by a 9% operating revenue reduction, which amounted to Ch$ 15,254 million as of June 2014, in spite of the 23% increase in physical sales when compared to the same period in 2013, mainly caused by the exchange rate conversion effect and a lower average sales price.

The conversion effect resulting from the translation of financial statements expressed in Argentine pesos to Chilean pesos in both periods caused a 24.4% reduction in Chilean pesos as of June 2014 when compared to June 2013.

COLOMBIA

Operating income in Colombia increased Ch$ 38,907 million to reach Ch$ 217,954 million as of June 2014, and EBITDA reached Ch$ 238,089 million representing a 20% increase when compared to the Ch$ 197,737 million booked for the same period of the previous year. This improved performance was mainly explained by a Ch$ 50,042 million operating revenue increase related to a higher average electricity spot market sales price and Ch$ 5,306 million lower fuel consumption due to greater coal thermal generation rather than fuel oil thermal generation.

The above was partially compensated by a Ch$ 7,218 million increase in electricity purchase costs due to the higher spot market price of electricity and a Ch$ 6,353 million increase in transportation costs and other variable procurement costs and services.

The conversion effect resulting from the translation of financial statements expressed in Colombian pesos to Chilean pesos in both periods led to a 7.7% increase in Chilean pesos as of June 2014 when compared to June 2013.

PERU

Operating income grew 25% amounting to a total Ch$ 66,237 million as of June 2014 compared to Ch$ 52,895 million for the same period of 2013. EBITDA, or gross operating income, of the business in Peru increased 21% reaching Ch$ 87,094 million. Operating revenues increased 29% equivalent to Ch$ 37,645 million, mainly responding to an increase in physical sales to regulated customers and to a 21% increase in the average electricity sales price when expressed in Chilean pesos.

The above was partially offset by a Ch$ 7,769 million increase in fuel consumption costs related to greater thermal generation, a Ch$ 3,823 million increase in transportation expenses and a Ch$ 6,102 million increase in other variable procurement and services costs.

The conversion effect resulting from the translation of financial statements expressed in the Peruvian sol to the Chilean peso in both periods caused an 8% increase in Chilean pesos as of June, 2014 when compared to June 2013.

Net Financial Result

As of June 2014, net financial income of Endesa Chile recorded a Ch$ 81,459 million loss, increasing 24% when compared to the Ch$ 65,557 million loss in 2013. This variation was mainly explained by a Ch$ 24,125 million loss mostly due to exchange rate differences mainly related to Costanera’s US dollar debt with Mitsubishi, as well as futures and forward operation contracts of Endesa Chile, partially offset by a Ch$ 3,744 million reduction in financial expenses, mostly in Chile.

PRESS RELEASE 1H 2014

Other Results and Taxes

Income from shareholdings in associate companies reached Ch$ 34,819 million as of June 2014, decreasing 42% when compared to June 2013. This variation was mainly due to a Ch$ 22,168 million reduction in net income of Endesa Brasil, due to lower results of the distribution companies in Brazil, as well as the Ch$ 3,046 million lower net income from GasAtacama S.A. due to the change in the consolidation method, resulting from Endesa Chile’s acquisition of an additional 50% of GasAtacama.

Net income from other investments had a positive variation of Ch$ 21,500 million, mainly explained by the recognition of a gain of Ch$ 21,546 million from the revaluation of the 50% stake that Endesa Chile had in GasAtacama before the purchase of the additional 50% accomplished in April 2014.

Income tax expenses decreased by 8% in 2014 when compared to 2013, equivalent to Ch$ 7,353 million, mainly explained by Endesa Chile booking the Tax Credit of dividends received from abroad.

PRESS RELEASE 1H 2014

Consolidated Balance Sheet Analysis

Assets

Assets (Million Ch$)	Jun-14	Dec-13	Chg	Chg %
Current Assets	1,024,715	965,432	59,283	6%
Non-Current Assets	6,149,277	5,796,693	352,584	6%
TOTAL ASSETS	7,173,992	6,762,125	411,867	6%

Total assets of the company, as of June 2014, increase Ch$ 411,867 million when compared to December 2013, primarily due to:

➢  An increase in Current Assets amounting to Ch$ 59,283 million equivalent to 6%, mainly due to:

❖  An increase in other current financial assets of Ch$ 75,082 million, primarily in Emgesa due to Ch$ 73,914 million in >90 days cash investments.

❖  An increase in related company account receivables amounting to Ch$ 19,821 million, mainly explained by dividend receivables from Endesa Brasil amounting to Ch$ 35,271 million, compensated by lower account receivables from GasAtacama equivalent to Ch$ 15,383 million due to its full consolidation in June 2014.

❖  An increase in trade account receivables and other receivables amounting to Ch$ 37,467 million, mainly explained by Ch$ 21,922 due to the full consolidation of GasAtacama and a Ch$ 13,373 increase in invoices and customer account receivables of Edegel

❖  A Ch$ 21,061 million increase in Inventories, mostly due to Ch$ 15,005 million as a consequence of the full consolidation of GasAtacama and a Ch$ 5,064 million increase in Endesa Chile and Celta from the purchase of coal and diesel oil.

❖  The above was partially offset by a Ch$ 19,062 million reduction of current tax assets.

❖  A decrease in cash and cash equivalents amounting to Ch$ 80,354 million. In Emgesa, a decrease of Ch$ 60,564 million due to Ch$ 73,914 million in >90 days cash investments, interest payments of Ch$ 288,054 million and dividend payments of Ch$ 148,142 million, partially offset by a greater collection amounting to Ch$ 294,229 million and a new bond issue for Ch$ 166,448 million. Endesa Chile decreased by Ch$ 54,458 million, mainly due agreement settlements and term deposit settling of Ch$ 54,948 million. This was partially offset by the full consolidation of GasAtacama of Ch$ 49,649 million.

➢  An increase in Non-current assets amounting to Ch$ 352,584 million, mainly due to:

❖  A Ch$ 442,083 million increase in property, plant and equipment, due to Ch$ 191,575 million in investments during the period, Ch$ 145,547 million positive conversion effects, Ch$ 198,928 million from the full consolidation of GasAtacama, offset by Ch$ 94,057 million in depreciation.

❖  The above was also partially offset by a Ch$ 114,142 million reduction of investments accounted for using the equity method, mainly as a consequence of the full consolidation of GasAtacama totaling Ch$ 123,628 million.

PRESS RELEASE 1H 2014

Liabilities and Shareholder’s Equity

Liabilities and Shareholder's Equity (Million Ch$)	Jun-14	Dec-13	Chg	Chg %
Current Liabilities	1,132,776	1,238,391	(105,615)	(9%)
Non-Current Liabilities	2,374,812	1,935,920	438,892	23%
Equity	3,666,404	3,587,814	78,590	2%
Equity attributable to owners of parent	2,742,089	2,651,968	90,121	3%
Non-controlling	924,315	935,846	(11,531)	(1%)
TOTAL EQUITY AND LIABILITIES	7,173,992	6,762,125	411,867	6%

The Company’s Total Liabilities increased Ch$ 411,867 million when compared to December 2013, mainly due to:

➢  An increase in Non-Current Liabilities amounting to Ch$ 438,892 million, equivalent to 23%, primarily explained by the following variations:

❖  An increase in Other non-current financial liabilities amounting to Ch$ 409,921 million. An increase in Endesa Chile amounting to Ch$ 240,904 million, due to a Ch$ 219,616 million bond issuance in US dollars, the exchange differences and bond readjustments amounting to Ch$ 25,225 million. A Ch$ 164,687 million increase in Emgesa, mainly due to the Ch$ 166,448 million new bond issuance, conversion effects of a total Ch$ 69,077 million, offset by the Ch$ 70,528 million transfer of long-term bond to short-term.

❖  An increase in deferred tax liabilities amounting to Ch$ 23,082 million, mainly due to Ch$ 27,657 million related to the full consolidation of GasAtacama.

➢  A decrease in current liabilities amounting to Ch$ 105,615 million, equivalent to 9%, explained by:

❖  Reduction in Other current financial liabilities amounting to Ch$ 47,284 million. A Ch$ 94,223 million reduction in Endesa Chile mainly due to the payment of bank loans amounting to Ch$ 111,338 million, bond interest payments amounting to Ch$ 19,395 million, offset by a Ch$ 21,747 million accrual of bond interest, Ch$ 6,060 million exchange differences and Forwards contracts amounting to Ch$ 9,525 million. A Ch$ 54,991 million increase in Emgesa, mainly due to the transfer of Ch$ 70,528 million from long-term bonds to short-term, Ch$ 37,267 million interest accruals, and Ch$ 7,101 million conversion effects, offset by a Ch$ 60,324 million bond principal and interest payments.

❖  A decrease in accounts payable and other current payables amounting to Ch$ 47,832 million, mainly due to the payments made to energy and fuel suppliers and dividend payments.

❖  A Ch$ 55,574 million decrease in tax liabilities, due to the payment of income tax.

❖  The above was partially offset by a Ch$ 45,509 million increase in account payables to related entities, mainly due to a Ch$ 58,915 million increase in Enersis’ current account, purchase of gas to GNL Chile for Ch$ 33,258 million, offset by a Ch$ 40,134 million accrual and payment of dividends to Enersis.

➢  Net equity increased Ch$ 78,590 million when compared to December 2013. The controlling shareholder’s equity increased Ch$ 90,121 million, mainly due to the period’s net income which amounted to Ch$ 92,737 million and the Ch$ 103,679 million conversion reserves, offset by a Ch$ 34,568 million reduction of hedging reserves, and a final booked dividend amounting to Ch$ 70,785 million.

➢  Minority shareholdings declined Ch$ 11,531 million, primarily as a result of recording dividends amounting to Ch$ 184,747 million, compensated by net income of the period that reached Ch$ 125,417 million and comprehensive income that amounted to Ch$ 47,836 million.

PRESS RELEASE 1H 2014

Evolution Of Key Financial Ratios

Indicator		Unit	Jun-14	Dec-13	Jun-13	Chg	Chg %
Liquidity	Liquidity	Times	0.90	0.78	-	0.12	15%
	Acid-test *	Times	0.84	0.73	-	0.11	15%
	Working capital	Million Ch$	(108,061)	(272,959)	-	164,898	(60%)
Leverage	Leverage **	Times	0.96	0.88	-	0.08	9%
	Short-term debt	%	32.3%	39.0%	-	-7%	(17%)
	Long-term debt	%	67.7%	61.0%	-	7%	11%
	Financial expenses coverage*	Times	4.74	-	5.36	(0.62)	(12%)
Profitability	Op. income / Op. Revenues	%	28.6%	-	28.4%	0%	1%
	ROE ***	%	13.1%	-	9.3%	4%	42%
	ROA ***	%	8.7%	-	6.9%	2%	26%

* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Total debt / (equity + minority interest)
*** Annualized figures

The liquidity ratio as of June 2014 reached 0.90 times, representing a 15% increase when compared to December 2013. The aforementioned figure reflects the solid liquidity position of the Company, meeting its debt obligations and financing its investments with cash surpluses and presenting an appropriate schedule of its debt maturities.

The quick (acid) ratio reached 0.84 times, representing a 15% increase when compared to December 2013, basically explained by an increase in current assets within the trade accounts receivable and the related party accounts receivables category, and a reduction in current liabilities, mainly in other current financial liabilities, trade accounts and other payable, and current tax liabilities.

The leverage ratio reached 0.96 times as of June 2014 representing a 9% increase when compared to December 2013.

PRESS RELEASE 1H 2014

Consolidated Statements of Cash Flows Analysis

The Company generated a Ch$ 98,384 million negative net cash flow during the period of 2014, composed by the following categories:

Cash Flow (Million Ch$)	1H 2014	1H 2013	Chg	Chg %
Net cash flows from (used in) operating activities	254,979	282,247	(27,268)	(10%)
Net cash flows from (used in) investing activities	(271,073)	(116,498)	(154,575)	133%
Net cash flows from (used in) financing activities	(82,290)	(235,737)	153,447	(65%)
Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(98,384)	(69,988)	(28,396)	(41%)

Operating activities generated a Ch$ 254,979 million positive cash flow, which represented a 10% decrease when compared to June 2013. This cash flow was mainly composed by collections of sales of good and rendered services amounting to Ch$ 1,274,875 million, offset by payments to suppliers of goods and services amounting to Ch$ 805,914 million, tax payments amounting to Ch$ 88,244 million and employee related payments amounting to Ch$ 62,394 million.

Investment activities generated a Ch$ 271,073 million negative cash flow, mainly due to a Ch$ 213,676 million investment in property, plant and equipment, the payment for the GasAtacama Holding acquisition, net of its cash and cash equivalents, equal to Ch$ 37,655 million (see Note 4 of the Financial Statements). The latter partially offset by dividends received for a total of Ch$ 57,242 million.

Financing activities generated a Ch$ 82,290 million negative cash flow. This negative cash flow was mainly caused by the Ch$ 301,742 million dividend payment, the Ch$ 77,107 million in interests paid, and the payment of loans and financial leasing amounting to Ch$ 455,252 million, compensated by the collection of loan payments from related companies and third parties amounting to Ch$ 762,000 million.

Capex and Depreciation

Company (Million Ch$)	Payments for Additions of Fixed Assets		Depreciation
	1H 2014	1H 2013	1H 2014	1H 2013
Endesa Chile	66,978	28,970	28,627	29,848
Endesa Eco	0	1,192	0	3,673
Pehuenche	432	150	4,212	4,267
San Isidro	0	4,450	0	5,931
Inversiones Gas Atacama	140	0	2,022	0
Celta	16,692	6,130	11,097	1,433
Túnel El Melón	0	7	29	22
EASA (Group)	15,130	20,039	8,939	9,692
Emgesa	90,972	83,864	18,836	18,286
Generandes Peru (Group)	23,332	5,484	20,295	18,655
Total Consolidated	213,676	150,286	94,057	91,807

PRESS RELEASE 1H 2014

Main Risks associated to the activities of Endesa Chile

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the company in terms of establishing their risk management policy, the following are regarded with particular importance:

➢   Comply with the rules of good corporate governance.

➢   Strictly comply with the Groups’ entire set of internal rules.

➢   Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III. Authorized Operators.

➢   The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

➢   All business operations and corporate departments are performed within the limits approved in each case.

➢   The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Chile policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

In compliance with current interest rate hedging policy, the percentage of fixed and/or hedged debt to total net debt was 62% as of June 30, 2014.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that fix variable interest rates.

The financial debt structure of the Endesa Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

	Jun-14	Dec-13
Fixed Interest Rate	62%	71%
Variable Interest Rate	38%	29%
Total	100%	100%

PRESS RELEASE 1H 2014

Exchange Rate Risk

Exchange rate risk is mainly related to the following transactions:

➢  Endesa Chile’s subsidiaries and affiliate companies debt commitments denominated in currencies other than that of the companies’ cash flows.

➢  Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

➢  Revenues of Group companies that are directly linked to the US dollar.

➢  Cash flows from foreign subsidiaries to the holding companies in Chile exposed to exchange rate variations.

In order to mitigate exchange rate risk, Endesa Chile’s exchange rate hedging policy is based on cash flows and focuses on maintaining a balance between cash flows that are indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy. Likewise, the policy is intended to foster refinancing debts in the currency used by each company operations.

Commodities Risk

Endesa Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

➢  Fuel purchases for electricity generation.

➢  Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the company is constantly evaluating the convenience of contracting hedges to mitigate the impact of these price changes on profits. As of June 30, 2014 and as of December 31, 2013 there were no outstanding commodities derivatives operations.

According to the operating conditions that are constantly being updated, these coverage measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long term credit facilities and short term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 17 and 18 and appendix 4, respectively.

PRESS RELEASE 1H 2014

As of June 30, 2014, the liquidity position of the Endesa Chile Group was Ch$ 243,453 million in cash and other cash equivalents, and Ch$ 167,685 million in long term committed credit facilities. As of December 31, 2013, the Endesa Chile Group’s liquidity was Ch$ 323,807 million in cash and other cash equivalents and Ch$ 153,458 million in long term committed credit facilities.

Credit Risk

•           Commercial account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, is limited.

•           Financial assets

Investments resulting from cash surpluses take place in both national and foreign first-class financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, those having investment grade ratings from the 3 main international credit-rating agencies (Moody’s, S&P and Fitch) are considered.

Investments may be guaranteed by treasury bonds of the countries with operations and/or papers issued by first class banks, giving priority to the latter for offering higher returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities, so that all transactions take place with investment grade entities.

Risk Measurement

The Endesa Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk burden of the company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

➢  Financial debt.

➢  Hedging derivatives for debt, dividends, and projects.

The Value at Risk calculated represents the potential loss of value of the portfolio described above within a one day period with 95% confidence. To this effect, a study of the volatility of the risk variables that affect the value of the portfolio was performed, including:

➢  US Dollar interest rate.

➢  The different currencies used by our companies operations, the local indexes regularly used by banks.

➢  The exchange rate of the different currencies used in the calculation.

PRESS RELEASE 1H 2014

The calculation of Value at Risk is based on the generation of possible future scenarios (in one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the volatilities and correlations matrix of the different variables at risk have been applied and calculated based on the historic logarithmic price returns.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each scenario, obtaining a one day distribution of possible values. The one day Value at Risk with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different financial debt and derivative positions included in the calculation has been performed following the economic capital calculation methodology reported to management.

Taking into account the above-mentioned hypotheses, the Value at Risk of financial debt and derivative positions are shown in the following table:

Financial Position (Th Ch$)	Jun-14	Dec-13
Interest Rate	12,708,068	8,035,082
Exchange Rate	3,131,823	2,205,128
Correlation	(4,388,371)	(3,291,060)
Total	11,451,520	6,949,150

The Value at Risk positions have evolved during the first half 2014 and year 2013 depending on the start/maturity of operations throughout each year.

Other Risks

As is common practice in credit facilities and capital market operations, a portion of Endesa Chile's financial debt is subject to cross default provisions.

The non-payment – after any applicable grace period – for any debt of Endesa Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million could lead to the acceleration payment of its Yankee Bonds.

Lastly, in the case of Endesa Chile’s local bonds and credit lines, acceleration is only triggered by the Issuer’s default.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of these companies, performed by the credit-rating agencies, result in the need to make prepayments of debt.

PRESS RELEASE 1H 2014

Book Value and Economic Value of Assets

With regard to most relevant assets, it is worth noting the following:

Property, plants, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plants, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the expected life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation, represents the premium over the cost of acquisition regarding the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine if any asset has suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset takes place to determine the level of impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Assets denominated in a foreign currency are translated using the periods closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short term and long term. Transactions comply with conditions prevailing in the market.

In summary, assets values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes N°2 and N°3 of the Financial Statements.

PRESS RELEASE 1H 2014

CONTACT INFORMATION

For further information, please contact us:

Susana Rey M. Investor Relations Director susana.rey@endesa.cl (+562) 2630 9606	Catalina González Sch. Head of Investor Relations cbgs@endesa.cl (+562) 2630 9603
Guillermo Berguecio B. Investor Relations Associate gabb@endesa.cl (+562) 2630 9506	Francisco Basauri M. Investor Relations Associate fbasauri@endesa.cl (+562) 2630 9585

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: July 25, 2014